China Information Security Technology, Inc.
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People’s Republic of China 518040
Tel.: (+86) 755 -8370-8333
Fax: (+86) 755-8370-9333

June 7, 2010

By EDGAR Transmission and by Hand Delivery

Maryse Mills-Appenteng
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	China Information Security Technology, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 28, 2010
File No. 001-34076

Dear Ms. Mills-Appenteng:

     On behalf of China Information Security Technology, Inc. (“CIST,” “we,” or “our”), we hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on June 4, 2010, with respect to our Preliminary Information Statement on Schedule 14C (the “Information Statement”).

     We understand and agree that:

     a.      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     b.      the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     c.      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Maryse Mills-Appenteng
Division of Corporation Finance

June 7, 2010

Consenting Stockholders, page 2

1.

Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please advise us of the basis for your belief that a Schedule 14C is the appropriate schedule to be filed; in the alternative, consider whether filing on Schedule 14A is appropriate. In this regard, we note your statement that you received approval from the holders of 52.22% of your issued and outstanding shares of common stock. The consenting stockholders table lists 13 stockholders, only one of whom is a director, offeror or greater than 5% stockholder of the company. Therefore, it appears from your disclosure that you obtained consents from 12 individual stockholders, none of whom own in excess of 5% of your common stock. Please tell us the sequence of events through which you obtained the requisite majority consents. In your response letter, provide analysis supporting your conclusion that the consents were obtained without engaging in a solicitation, as defined in Exchange Act Rule 14a-1(1).

Response: We believe that a Schedule 14C is the appropriate schedule to be filed in connection with the stockholder action because no “solicitation” as defined in Exchange Act Rule 14a-1(1) occurred.

The Company did not “solicit” votes from the voting stockholders, but had a prior relationship through its directors and executive officers with each such stockholder, either as an affiliate, a private investor, or a current or former employee of one of the Company’s operating subsidiaries. In addition, no commission or remuneration was paid in gathering these votes. As a result, we believe the actions taken by the Company in obtaining the consents and in relying on Regulation 14C were proper and customary.

The table below sets forth the prior relationship between each of the voting stockholders and the Company’s management:

Name of Beneficial Owner	Relationship to the Company or a Subsidiary	Amount of Beneficial Ownership	Percent of Class
Jiang Huai Lin	President, CEO and Chairman	20,170,080	38.93%
Cheng Dong Huang	One of the Company’s first public stockholders (since January 2007), a longtime friend of Mr. Lin, and an active supporter of the Company’s management over the years.	1,782,301	3.44%
Shan Huang	An employee and shareholder of Huipu Electronics (Shenzhen) Co., Ltd. (“Huipu”), the Company’s wholly- owned subsidiary, prior to its acquisition by the Company, and a friend of the Company’s management.	568,611	1.10%
Su Wen Hu	An employee and shareholder of Huipu prior to its acquisition by the Company, and a friend of the Company’s management.	275,482	0.53%

Maryse Mills-Appenteng
Division of Corporation Finance

June 7, 2010

Dong Wei Gao	A member of the senior management of Information Security Software (China) Co., Ltd. (“ISS”), the Company’s wholly-owned subsidiary, prior to its acquisition by the Company and a continuing supporter of the Company and its subsidiaries.	563,333	1.09%
Dan Feng Qi	An employee and controlling shareholder of Shenzhen Zhongtian Technology Development Company Ltd. (“Zhongtian”), the Company’s wholly-owned subsidiary, prior to its acquisition by the Company, and a current Zhongtian employee.	357,164	0.69%
Wide Peace International Investment Ltd. (3)	Beneficially owned by an employee and shareholder of Zhongtian prior to its acquisition by the Company and a continuing supporter of the Company and its subsidiaries.	177,582	0.34%
Pu Zha	An employee and controlling shareholder of Huipu prior to its acquisition by the Company, and a current Huipu employee.	192,837	0.37%
Bocom Ventures Inc. (4)	Beneficially owned by An employee and shareholder of Shenzhen Bocom Multimedia Display Technology Co., Ltd, the Company’s wholly-owned subsidiary, prior to its acquisition by the Company, and a continuing supporter of the Company and its subsidiaries.	380,000	0.73%
Straus Partners, L.P. (5)	A longtime private investor in the Company (since March 2008), and an active supporter of the Company’s management.	513,700	0.99%
Straus-GEPT Partners, L.P.(5)	Same as above.	176,300	0.34%
Pinpoint China Fund (6)	A private investor in the Company (since January 2010) whose representatives regularly meet with and support the Company’s management.	1,027,061	1.98%
Pinpoint Opportunity Fund(6)	Same as above.	866,438	1.67%
TOTAL	--	27,050,889	52.22%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

Maryse Mills-Appenteng
Division of Corporation Finance

June 7, 2010

(2)

As of March 13, 2009, a total of 51,805,787 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Luo Xiao Yun has dispositive control over the shares held by Wide Peace International Investment Ltd.

(4)	Zhang Tao has dispositive control over the shares held by Bocom Ventures Inc.

(5)	Melville Straus has voting and investment power over securities held by Straus Partners, L.P. and Straus-GEPT Partners, L.P.

(6)	Yong Huang has dispositive control over the shares held by Pinpoint China Fund and Pinpoint Opportunity Fund

Each of Cheng Dong Huang, Melville Strauss and Yong Huang had close, pre-existing relationships with the Company’s management prior to the stockholder vote (since January 2007, March 2008 and January 2010, respectively), and has supported a change in the Company’s name for some time for the reasons discussed below.*  On or about May 11, 2010, Mr. Jiang Huai Lin, the Company’s Chief Executive Officer and 38.9% minority stockholder, and Ms. Iris Yan, the Company’s Corporate Secretary, discussed with them, the Company’s plan to implement the name change, and each of Mr. Huang, Mr. Strauss and Mr. Huang confirmed support for the name change. Each of the other voting stockholders is either a current and/or former employee of one of the Company’s operating subsidiaries, and therefore has a pre-existing relationship with the Company’s management.

In total, the Company received the consent of eleven beneficial owners holding a total of 52.22% of the outstanding shares entitled to vote. Of such stockholders, three are current officers, directors or employees of the Company and its subsidiaries and eight have a pre-existing relationship with the Company’s management through their former employment with and ownership of the Company’s subsidiaries or through their ongoing friendships with the Company’s management. In addition, no commission or remuneration was paid in gathering these votes.

For the foregoing reasons, we believe the actions taken by the Company in obtaining the consents for purposes of complying with Regulation 14C were exempt under the proxy solicitation rules.

Amendment of Our Certificate of Incorporation, page 4

2.

Please revise your filing to provide enhanced disclosure of your reason for the name change. We noted your statement that "The principal reason for our name chnage is to more accurately reflect our new business operations," however your revised filing should disclose your new business operations and why the name change more accurately reflects the new operations.

Response: We note your comment and have revised our disclosure in the Amendment to clarify that the principal reason for our name change from China Information Security Technology, Inc. to China Information Technology, is to reflect the expansion of our business from, solely providing security-focused information technology products to our customers, such as our police-use Geographic Information System (“GIS”) platform, to providing other types of information technology, such as the growing integration of our GIS software for civil-use and our digital hospital information systems product.

*

Melville Strauss has voting and investment power over securities held by Straus Partners, L.P. and Straus-GEPT Partners, L.P., and Yong Huang has dispositive control over the shares held by Pinpoint China Fund and Pinpoint Opportunity Fund.

Maryse Mills-Appenteng
Division of Corporation Finance

June 7, 2010

* * * * *

We respectfully request the Staff’s approval to reflect our response to Comment #2 above in the Company’s definitive Information Statement as soon as the Staff has reviewed this letter and has advised us that no further issues remain outstanding. We respectfully request clearance to file the Company’s definitive Information Statement on or before Wednesday, June 9, 2010, so that the name change can be effective on July 1, 2010. We have attached the proposed change to the Information Statement at Annex A hereto.

[Remainder of Page Left Blank Intentionally]

Maryse Mills-Appenteng
Division of Corporation Finance

June 7, 2010

     If you would like to discuss our response, the Amendment or any other matters regarding CIST, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer

ANNEX A

SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:

[~~x~~_]	Preliminary Information Statement	[_] Confidential, For Use of the Commission only
(as permitted by Rule 14c-5(d)(2))
[~~_~~x]	Definitive Information Statement

CHINA INFORMATION SECURITY TECHNOLOGY, INC.
(Name of Registrant as Specified in Its Charter)

Payment of Filing Fee (Check the appropriate box):

[x] No Fee Required
[_] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[_] Fee paid previously with preliminary materials:
[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing party:

(4) Date filed:

provisions of the NRS, file the Certificate of Amendment with the Nevada Secretary of State’s Office. The Certificate of Amendment will become effective upon such filing and we anticipate that such filing will occur approximately 20 days after this Information Statement is first mailed to our stockholders.

DESCRIPTION OF THE COMPANY’S CAPITAL STOCK

Our authorized capital currently consists of 200,000,000 shares of Common Stock, $0.01 par value per share (the “Common Stock”). Each share of Common Stock entitles its record holder to one (1) vote per share. Holders of our Common Stock do not have cumulative voting, conversion, redemption rights or preemptive rights to acquire additional shares. The Board of Directors is authorized, subject to limits imposed by relevant Nevada laws, to issue shares of Preferred Stock in one or more classes or series within a class upon authority of the Board of Directors without further stockholder approval. Any Preferred Stock issued in the future may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both. In addition, any such shares of Preferred Stock may have class or series voting rights.

At the close of business on the Record Date, we had 51,805,787 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

AMENDMENT OF OUR CERTIFICATE OF INCORPORATION

Our current Certificate of Incorporation states that the name of the Company is “China Information Security Technology, Inc.” On May 28, 2010, our Board of Directors unanimously approved, subject to receiving the approval of the holders of a majority of our outstanding capital stock, an amendment to our Certificate of Incorporation to change our name to “China Information Technology, Inc.” The Majority Stockholder approved the Certificate of Amendment pursuant to a Written Consent dated as of May 28, 2010. The proposed Certificate of Amendment is attached hereto as Appendix A.

The Certificate of Amendment effecting the name change will become effective following filing with the Secretary of State of the State of Nevada, which will occur promptly following the 20th day after the mailing of this Information Statement to our stockholders as of the Record Date.

The principal reason for our name change ~~is to more accurately~~from China Information Security Technology, Inc. to China Information Technology, is to reflect the expansion of our  ~~new~~ business  ~~operations.~~from, solely providing security-focused information technology products to our customers, such as our police-use Geographic Information System (“GIS”) platform, to providing other types of information technology, such as the growing integration of our GIS software for civil-use and our digital hospital information systems product.

DISSENTER’S RIGHTS

Under Nevada law, holders of our Common Stock are not entitled to dissenter’s rights of appraisal with respect to the proposed amendment to our Certificate of Incorporation and the adoption of the Certificate of Amendment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our voting stock as of May 28, 2010 (i) each director and executive officer, (ii) each person known by us to be the beneficial owner of five percent or more of the outstanding shares of common stock, and (iii) all directors and executive officers as a group. Unless otherwise indicated, the person or entity listed in the table is the beneficial owner of, and has sole voting and investment power with respect to, the shares indicated. Unless otherwise specified, the address of each of the persons set forth below is in care of China Information Security Technology, Inc., 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen, China 518040.

Amount and
Nature of
Name & Address of			Beneficial
Beneficial Owner	Office, If Any	Title of Class	Ownership(1)	Percent of Class(2)

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